Exhibit 12
Williams Partners L.P.
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,						Six Months Ended
	2001	2002	2003	2004	2005		June 30, 2006
	(Dollars in thousands)
Earnings:
Income (loss) before cumulative effect of change in accounting principle (a)	$(12,102)	$7,795	$28,591	$10,812	$34,127		$22,565
Less:
Equity earnings — Discovery Producer Services	—	2,026	3,447	4,495	8,331		6,128
Equity earnings — Four Corners (a)	N/A	N/A	22,276	24,236	28,668		16,304

Income (loss ) before cumulative effect of change in accounting principle and equity earnings (a)	(12,102)	5,769	2,868	(17,919)	(2,872)		133
Add:
Fixed charges:
Interest accrued, including proportionate share from Discovery	8,551	3,414	4,176	12,476	8,238		884
Rental expense representative of interest factor	5	12	24	23	24		12

Total fixed charges	8,556	3,426	4,200	12,499	8,262		896
Distributed income of equity-method investees (a)	—	—	—	—	1,280		8,000

Total earnings (loss) as adjusted (a)	$(3,546)	$9,195	$7,068	$(5,420)	$6,670		$9,029

Fixed charges	8,556	3,426	4,200	12,499	8,262		896

Ratio of earnings to fixed charges	(b )	2.68	1.68	(b )	(b	)	10.08

(a)	Unlike the years ended December 31, 2003, 2004 and 2005 and the six months ended June 30, 2006, income (loss) before cumulative effect of change in accounting principle has not been restated for the years ended December 31, 2001 and 2002. Income (loss) before cumulative effect of change in accounting principle has been restated in those later periods to reflect the combined audited historical results of our 25.1 percent investment in Williams Four Corners LLC (“Four Corners”). A restatement of the years ended December 31, 2001 and 2002 would have no affect on the calculated ratio for such years as all equity earnings would be removed from the calculation of total earnings because none of the historical equity earnings from our investment in Four Corners were distributed to us.

(b)	Earnings were inadequate to cover fixed charges by $12.1 million, $17.9 million and $1.6 million for the years ended December 31, 2001, 2004 and 2005. Fixed charges for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 include interest expense associated with advances from Williams that were forgiven in conjunction with the closing of our initial public offering on August 23, 2005.